Exhibit (a)(5)(G)

FOR IMMEDIATE RELEASE

MannKind Completes Acquisition of scPharmaceuticals, Accelerating Revenue Growth in Cardiometabolic Care

DANBURY, Conn., and BURLINGTON, Mass., October 7, 2025 (Globe Newswire) – MannKind Corporation (Nasdaq: MNKD) successfully completed the previously announced acquisition of scPharmaceuticals Inc.

The acquisition of scPharmaceuticals is expected to diversify and accelerate MannKind’s double-digit revenue growth, driven by FUROSCIX® (furosemide injection)- an innovative therapy for edema due to chronic heart failure and chronic kidney disease. The transaction will strengthen MannKind’s commercial and medical capabilities by integrating scPharmaceuticals’ experienced team into its existing infrastructure. MannKind is positioned as a diversified, growth-focused biopharmaceutical company with its commercial assets—Afrezza®, FUROSCIX® and V-Go® — along with Tyvaso DPI®-related revenues, contributing to an annualized run rate of over $370 million based on Q2 2025 results. Additionally, the FUROSCIX ReadyFlow™ Autoinjector supplemental New Drug Application (sNDA) filing was submitted as planned in Q3 2025.

“With the close of the acquisition, MannKind now has multiple revenue lines with strong growth potential, a deepening presence in cardiometabolic care, and a commercial infrastructure ready to support the next phase of growth,” said Michael Castagna, PharmD, Chief Executive Officer of MannKind Corporation. “This milestone accelerates our strategy to build a patient-centric company that delivers innovative therapies for chronic disease.”

The strategic fit between the two organizations creates meaningful growth opportunities, combining MannKind’s endocrinology expertise and infrastructure with scPharmaceuticals’ deep cardiovascular capabilities. MannKind is positioned to expand FUROSCIX’s reach with nephrologists and cardiologists and to continue its success in chronic heart failure treatment. The potential for long-term value creation is further supported by MannKind’s late-stage pipeline, including Inhaled Clofazimine for the treatment of nontuberculous mycobacterial lung disease and nintedanib DPI for the treatment of idiopathic pulmonary fibrosis.

Transaction Details

The acquisition was structured as a tender offer to acquire all of the outstanding shares of scPharmaceuticals common stock at a price of $5.35 per share in cash plus one non-tradable contingent value right (CVR) per share to receive certain milestone payments of up to an aggregate of $1.00 per CVR in cash, for total consideration of up to $6.35 per share in cash. The non-tradable CVR is payable upon achieving certain regulatory and net sales milestones.

The tender offer expired at one minute following 11:59 p.m., Eastern Time, on October 6, 2025. The depositary for the tender offer advised MannKind and scPharmaceuticals that scPharmaceuticals stockholders holding approximately 73.47% of the outstanding shares of scPharmaceuticals common stock had tendered their shares, satisfying the minimum condition to consummate the tender offer. In addition, notices of guaranteed delivery were delivered for shares representing approximately 10.91% of the outstanding shares of scPharmaceuticals common stock. All of the conditions of the tender offer having been satisfied, MannKind accepted for payment all such tendered shares, and following a statutory merger under Section 251(h) of the Delaware General Corporation Law on October 7, 2025, scPharmaceuticals became a wholly owned subsidiary of MannKind. All remaining shares of scPharmaceuticals common stock that were not tendered in the tender offer were converted into the right to receive the same per share consideration as shares that were tendered in the tender offer, as described above.

With the completion of the transaction, shares of scPharmaceuticals’ common stock, which traded on the Nasdaq under the symbol “SCPH,” will cease trading as of today and will no longer be listed on the Nasdaq.

About MannKind

MannKind Corporation (Nasdaq: MNKD) is a biopharmaceutical company dedicated to transforming chronic disease care through innovative, patient-centric solutions. Focused on cardiometabolic and orphan lung diseases, we develop and commercialize treatments that address serious unmet medical needs, including diabetes, pulmonary hypertension, and fluid overload in heart failure and chronic kidney disease.

With deep expertise in drug-device combinations, MannKind aims to deliver therapies designed to fit seamlessly into daily life.

Learn more at mannkindcorp.com.

INDICATION

FUROSCIX® (furosemide injection), 80 mg/10 mL for subcutaneous use is indicated for the treatment of edema (i.e., congestion, fluid overload, or hypervolemia) in adult patients with chronic heart failure or chronic kidney disease (CKD), including the nephrotic syndrome.

IMPORTANT SAFETY INFORMATION

FUROSCIX is contraindicated in patients with anuria and in patients with a history of hypersensitivity to furosemide, any component of the FUROSCIX formulation, or medical adhesives.

Furosemide may cause fluid, electrolyte, and metabolic abnormalities, particularly in patients receiving higher doses, patients with inadequate oral electrolyte intake, and in elderly patients. Serum electrolytes, CO2, BUN, creatinine, glucose, and uric acid should be monitored frequently during furosemide therapy.

Excessive diuresis may cause dehydration and blood volume reduction with circulatory collapse and possibly vascular thrombosis and embolism, particularly in elderly patients.

Furosemide can cause dehydration and azotemia. If increasing azotemia and oliguria occur during treatment of severe progressive renal disease, discontinue furosemide.

Cases of tinnitus and reversible or irreversible hearing impairment and deafness have been reported with furosemide. Reports usually indicate that furosemide ototoxicity is associated with rapid injection, severe renal impairment, the use of higher than recommended doses, hypoproteinemia or concomitant therapy with aminoglycoside antibiotics, ethacrynic acid, or other ototoxic drugs.

In patients with severe symptoms of urinary retention (because of bladder emptying disorders, prostatic hyperplasia, urethral narrowing), the administration of furosemide can cause acute urinary retention related to increased production and retention of urine. These patients require careful monitoring, especially during the initial stages of treatment.

Contact with water or other fluids and certain patient movements during treatment may cause the On-body Infusor to prematurely terminate infusion. Ensure patients can detect and respond to alarms.

The most common adverse reactions with FUROSCIX administration in clinical trials were site and skin reactions including erythema, bruising, edema, and injection site pain.

Please see the full Prescribing Information (https://www.furoscix.com/wp-content/uploads/prescribing-information.pdf) and Instructions for Use ( https://www.furoscix.com/wp-content/uploads/instructions-for-use.pdf)

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward-looking statements include, without limitation, statements related to the expected benefits from the acquisition of FUROSCIX, including diversifying and accelerating revenue growth, MannKind’s strategy to build a patient-centric company that delivers innovative therapies for chronic disease, and strengthening MannKind’s organization and revenue base; MannKind’s growth potential and the growth opportunities created by the acquisition of FUROSCIX; the potential for long-term value creation; the annualized revenue run rate implied by Q2 2025 results; MannKind’s late-stage pipeline including MNKD-101 and MNKD-201 and the ongoing and planned clinical trials and timing thereof; and other statements that are not historical facts. These forward-looking statements are based on MannKind’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that MannKind will not be able to retain the employees of scPharmaceuticals given the at-will nature of their employment; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks associated with developing product candidates; risks and uncertainties related to unforeseen delays that may impact the timing of clinical trials and reporting data; the possibility that if MannKind does not achieve the expected benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of MannKind’s shares could decline; historical revenue growth rates may not be achieved in future periods for various reasons, including competition, execution, and adverse regulatory and reimbursement changes; and other risks related to MannKind’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in MannKind’s SEC filings and reports, including its Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC. MannKind undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in expectations, except as required by law.

FUROSCIX is a registered trademark of scPharmaceuticals Inc., a subsidiary of MannKind Corporation.

AFREZZA, V-Go, and MANNKIND are registered trademarks of MannKind Corporation.

TYVASO DPI is a registered trademark of United Therapeutics Corporation.

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MannKind Contacts:

Media Relations

Christie Iacangelo

Email: media@mnkd.com

Investor Relations

Ana Kapor

Email: ir@mnkd.com

Katherine Miranda

Email: kmiranda@scpharma.com